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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2003
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒         Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Investor Relations	Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax+ 41 61 324 8844
Internet Address:
http://www.novartis.com

– Investor Relations Release –

Novartis closes two strategic acquisitions in pharmaceuticals

Incontinence treatment Enablex® purchased from Pfizer for up to USD 225 million

51% of Idenix acquired, marking strategic expansion into antiviral medicines

        Basel, 9 May 2003—Having obtained regulatory authorizations, Novartis has completed two significant strategic acquisitions, complementing the company's robust pipeline with a number of promising therapies with potentially significant benefits for patients around the world. The deals were both announced in March.

Enablex®

        Enablex (darifenacin), an M3 antagonist for treating urinary incontinence, has been acquired from Pfizer for a total of up to USD 225 million—part of which is still conditional on certain marketing approvals being obtained in the US and EU. The new drug application (NDA) for Enablex was filed in December 2002 and, if approved, the new treatment is expected to reach the US market in 2004, where an estimated 17 million patients suffer from bladder control problems. European approval is expected in 2004. Worldwide, it is estimated that 50 to 200 million people are affected by the condition, and Novartis will seek approvals to bring this new therapeutic option to patients in other countries.

Idenix Pharmaceuticals, Inc.

        Novartis also announced the closure of its purchase of 51% of the capital stock of Idenix on a fully diluted basis for a total of USD 255 million in cash. Idenix is a privately-held biotech company based in Cambridge, Massachusetts, and engaged in the discovery of antiviral medicines.

        Novartis gains an exclusive option to collaborate on all the drug candidates and products in Idenix's portfolio, including three promising potential hepatitis treatments. Two of these, telbivudine and valtorcitabine, are currently in phases III and I/II of clinical development, respectively, for the treatment of hepatitis B viral infections. The third drug candidate, NM283, is in phase I/II of development for hepatitis C infections.

        The closing of the acquisition triggered an upfront licensing payment of USD 75 million to Idenix for the hepatitis B compounds. Further payments are conditional on the achievement of clinical and regulatory milestones, marketing approvals and sales targets.

        Both hepatitis B and hepatitis C are important diseases resulting in a significant unmet medical need. Hepatitis B alone claims more than a million lives each year and, for millions of chronically infected patients, current treatments are associated with resistance or side-effect issues. The combination of Novartis' success in bringing new medicines to market and its marketing expertise in specialist areas, provide a strong platform for realising the full potential of Idenix's promising portfolio.

        Thomas Ebeling, CEO of Novartis Pharma AG, and Robert Pelzer, General Counsel of Novartis Pharma AG, will join the Idenix Board of Directors.

About Idenix

        Idenix Pharmaceuticals, Inc. is a biotech company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Idenix's current focus is on the treatment of infections caused by hepatitis B virus, hepatitis C virus, and human immunodeficiency virus (HIV). Idenix is based in Cambridge, Massachusetts, and has facilities in Montpellier, France, and Cagliari, Italy. For further information about Idenix, please refer to http://www.idenix.com.

Disclaimer

        This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "potentially significant benefits," "conditional," "if approved," "is expected to," "will seek," "potential," "realising the full potential," or similar expressions, or by express or implied discussions regarding the potential development and commercialization of new products or regarding potential future sales from any such products. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. There can be no guarantee that the transactions that are the subject of this release will lead to the commercialization of any new products in any market, or that any such products will reach any particular sales levels. Any such commercialization or sales can be affected by, among other things, uncertainties relating to product development and clinical trials, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Company's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

About Novartis

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of CHF 32.4 billion (USD 20.9 billion) and a net income of CHF 7.3 billion (USD 4.7 billion). The Group invested approximately CHF 4.3 billion (USD 2.8 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 900 people and operate in over 140 countries around the world.

        For further information about Novartis Pharmaceuticals Corporation please consult www.pharma.us.novartis.com. For further information about Novartis AG, please consult www.novartis.com.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: May 9, 2003	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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Novartis closes two strategic acquisitions in pharmaceuticals
SIGNATURES